UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

New Mountain Guardian IV BDC, L.L.C.

(Name of Issuer)

Units of Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS LSR – Pension Fund for State Employees (aka Lifeyrissjodur Starfs Manna Rikisins Division A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Iceland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,213,479
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,213,479
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,213,479
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No. N/A	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

New Mountain Guardian IV, BDC L.L.C. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1633 Broadway, 48th Floor

New York, NY 10019

Item 2(a).	Name of Person Filing:

LSR – Pension Fund for State Employees (aka) Lifeyrissjodur Starfs Manna Rikisins Division A

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Engjateigur II, 105 Reykjavik, Iceland

Item 2(c).	Citizenship:

Iceland

Item 2(d).	Title of Class of Securities:

Units of Limited Liability Company Interests (the "Units").

Item 2(e).	CUSIP Number:

N/A

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☒ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________.

CUSIP No. N/A	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership:

(a)            Amount beneficially owned:

2,213,479

(b)            Percent of class:

3.3%. Calculations of the percentage of Units beneficially owned are based on 66,479,611 Units outstanding as of September 30, 2024 based on information provided by the Issuer.

(c)            Number of Shares as to which the Reporting Person has:

(i)            Sole power to vote or to direct the vote:

2,213,479

(ii)            Shared power to vote or to direct the vote:

0

(iii)           Sole power to dispose or to direct the disposition of:

2,213,479

(iv)          Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

CUSIP No. N/A	SCHEDULE 13G	Page 5 of 5 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

PENSION FUND FOR STATE EMPLOYEES

By:	/s/ Halla Kristjansdottir
Name:	Halla Kristjansdottir
Title:	Chief Investment Officer